CHINA WIND SYSTEMS, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China

May 29, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention:  Brian Cascio, Branch Chief

Re:	China Wind Systems, Inc.
Amended Registration Statement on Form S-1
Filed May 2, 2008
(File No. 333-149255)

Ladies and Gentlemen:

China Wind Systems, Inc. (the “Company”), is filing amendment No. 2 to the captioned registration statement on Form S-1 in response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 12, 2008. The Company has filed Amendment No. 2 to the registration statement in response to the Commission’s comments in its above-referenced letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years ended December 31, 2007 and 2006

Revenues, page 47

1.
Please revise to quantify the increase in electric power equipment segment revenue related to the large orders for coker equipments and introduction of the new line of products. In addition, please quantify the increase in electric power equipment segment revenue related to new customers and follow-own sales to existing customers.

Response: The results of operations have been revised to quantify the increase in electric power equipment segment revenue related to the large orders for coker equipments, introduction of the new line of products and the increase in electric power equipment segment revenue related to new customers and follow-on sales to existing customers.

Consolidated Financial Statements as of December 31, 2007

2.	Please update your facial statements, as required by Rule 8-08 of Regulation S-X.

Response: The financial statements have been updated to include the three months ended March 31, 2008.

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please revise the first paragraph of the report of independent registered public accounting firm to also refer to the audit of the balance sheet as of December 31, 2007.

Securities and Exchange Commission
May 29, 2008

Response: The report of the independent registered public accounting firm has been amended to refer to the audit of the December 31, 2007 balance sheet.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

4.	Please revise to clarify if there is any difference in revenue recognition policy for sales of dyeing and finishing equipment and electrical and wind equipment.

Response: The revenue recognition footnote has been revised to make it clear that the revenue recognition policy for dyeing and electrical equipment is the same. Wind equipment is included in the electrical equipment category.

Note 6. Convertible Debt, page F-17

5.
We see that you entered into an escrow agreement under which you issued 3% convertible promissory notes due March 31, 2008 for $3 million. Please tell us how these notes have been presented in your balance sheet. Also, disclose the significant terms of the escrow agreement.

Response: On March 28, 2008, as a result of the filing of the restated certificate of incorporation, which included a statement of designation as the rights, preferences, privileges and limitations of the holders of the series A preferred stock, the 3% convertible note in the amount of $3 million was automatically converted into an aggregate of 27,787,135 shares of series A preferred stock, which are held in escrow. Note 6 of Notes to the March 31, 2008 condensed consolidated financial statements sets forth the terms of the escrow. Since (i) the transfer of the shares is contingent on the failure of the Company to meet certain earnings tests for 2008 and a determination that the Company has certain tax obligations for periods ending on or prior to September 30, 2007 which are no reflected on the Company’s audited financial statements at December 31, 2007, and (ii) if the Company meets the earnings tests and does not owe such taxes the shares are to be returned to the Company for cancellation, the Company is treating the shares in the same manner as if the shares were contingently issuable and is not treating the shares as issued or outstanding for purposes of determining basic and diluted earnings per share. For the same reason, the notes are not treated as outstanding at December 31, 2007.

Note 10. Stockholders’ Equity, page F-24

6.
We see that you issued 701,039 shares of common stock in connection with the Shares Exchange Agreement. Please revise to disclose to whom you issued the shares of stock and how the issuance was accounted for in the recapitalization.

The 701,039 shares represent the shares of the shell company that were outstanding at the time of the reverse acquisition other than the 8,006,490 shares that were acquired by the Company and cancelled. Under reverse acquisition accounting, these 701,039 shares are deemed to have been issued at the time of the reverse acquisition, which was on November 13, 2007. Note 10 has been revised to include this disclosure.

Note 11. Segment Information, page F-25

7.	Please revise to disclose the nature of the “unallocated” amounts presented in the segment information table.

Securities and Exchange Commission
May 29, 2008

Response: The only unallocated items are general and administrative expenses of the Company’s United States activities. These activities represent corporate overhead and other expense relating to the Company’s status as a reporting company under the Securities Exchange Act of 1934, as amended, the amortization of the debt discount relating to the convertible debt and the write-off of the unamortized portion of the debt discount when the debt was automatically converted into series A preferred stock and warrants on March 28, 2008. The major unallocated expense item in the three months ended March 31, 2008 ($2,242,942) represents amortization of the remaining debt discount on such conversion and is included in interest expense. We have revised our disclosure to state the nature of the unallocated amounts.

Note 14. Subsequent Events, page F-27

8.
We reference prior comment 20. We see that your convertible debt was converted into preferred stock and warrants in March 2008. We also note the disclosure that the conversion price of the preferred stock and exercise price of the warrants are reset if securities are sold at a lower price. Also, the exercise price of the warrants is adjusted if the company does not meet certain levels of pre-tax income. Please tell us how you will account for the preferred stock and warrants upon issuance, including your analysis of the guidance provided in SFAS 133, SFAS 150, EITF 00-19, FSP EITF 00-19-2 and the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline available on www.sec.gov.

Response: A discussion of the accounting beneficial conversion feature of the series A preferred stock and the deemed dividend resulting from the issuance of the warrants to the holders of the series A preferred stock is set forth in section (e) of Note 6 to the March 31, 2008 financial statements.

The following supplements the information set forth in the financial statements:

The 14,787,135 shares of Series A Preferred Stock are convertible into 14,787,135 shares of common stock, at a conversion price of $.374 (which is the liquidation preference per share of series A preferred stock).

In addition to standard anti-dilution adjustments for stock splits and stock dividends, the conversion price of the series A preferred stock is adjusted downwards if the Company sells securities with an exercise or conversion price less than the conversion price of the Series A Preferred.

As a result, the Series A Preferred Stock would not be considered to be “conventional convertible preferred stock,” as that term is used in EITF Issues 00-19 and 05-02 because it is not convertible into a fixed number of shares. However, although the series A preferred stock has a liquidation preference of $.374 per share and does not have voting rights (except on matters that would adversely affect the rights of the holders), it has no redemption provisions and is not entitled to dividends. Accordingly, the preferred stock is more akin to an equity instrument than a debt instrument, as discussed in FAS 133, paragraphs 61(k) and 61(l). See also, FAS 150, paragraph 12. As an equity instrument, with no redemption provisions and no dividends, the risks and rewards of the embedded conversion option are considered to be clearly and closely related to the risks and rewards of the host instrument. Accordingly, in accordance with FAS 133, paragraph 12(a), the embedded derivative should not be bifurcated.

Securities and Exchange Commission
May 29, 2008

The only embedded derivative in the series A preferred stock is the conversion option, which, as discussed above, is not required to be bifurcated and accounted for separately as a derivative instrument liability.

In addition to the series A preferred stock, upon the conversion of the convertible notes, the Company issued to the investors five-year warrants to purchase 11,176,504 shares of common stock at $0.58 per share, 5,588,252 shares of common stock at $0.83 per share, and 2,065,000 shares at $0.92 per share.

The warrants contain the same anti-dilution provisions as the series A preferred stock, i.e., the exercise price of the warrants is adjusted downwards under if the Company issues stock at a price which is less than the exercise price or if the Company fails to meet certain financial tests. However, the number of warrants is not changed in such circumstances, i.e., the number of shares issuable is fixed.

Both the series A preferred stock and the warrants are subject to a registration rights agreement, which imposes liquidated damages for non-performance. The Company is required to file a registration statement registering the common shares underlying the preferred stock and warrants within by January 12, 2008 and to have the registration statement declared effective by June 11, 2008. Since, at March 31, 2008, the Company believed (and it still believes) that the registration statement will be declared effective by June 11, 2008, no liquidated damages were accrued at March 31, 2008. In the event that the registration statement is not declared effective by June 11, 2008, and the date is not extended, the Company will accrue, at June 30, 2008 the amount of liquidated damages accrued through June 30, 2008 plus such additional liquidated damages as would be payable based on the Company’s estimate as to when the registration statement would be declared effective.

The Company accounts separately for liquidated damages under the Registration Rights Agreement in accordance with FAS 5, i.e., a liability for the fair value of the series A preferred stock expected to be issued is recorded when it becomes probable that a liability will be incurred (and it can be reasonably estimated). The existence of the potential liquidated damages does not affect the evaluation of the appropriate accounting for the embedded conversion option of the series A preferred stock or the warrants, under FAS 133 or EITF 00-19.

In evaluating the Warrants under FAS 133, paragraph 11(a) and paragraphs 12 - 32 of EITF 00-19, as summarized below, we have concluded that the Warrants should be accounted for as equity instruments, as the requirements of paragraphs 12 – 32 are met.

Securities and Exchange Commission
May 29, 2008

EITF 00-19 paragraphs 12 – 32 tests	Comments

The contract permits the company to settle in unregistered shares.
See discussion below. The liquidated damages imposed by the registration rights agreement are not considered to be an “uneconomic settlement alternative” and thus the Company can settle the contract by delivering unregistered shares and paying the liquidated damages.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
The number of shares issuable upon exercise of the warrants is fixed and the Company has sufficient shares reserved for issuance.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
The number of shares to be issued on exercise of the warrants is fixed at 18,829,756 and there are no circumstances under which that number would be increased (except for standard anti-dilution stock splits etc.).

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
The Company is required to use its best efforts to comply with its reporting and filing obligations under the 1934 Act. If it fails to do so, and the stock is not traded on the OTC Bulleting Board (or a higher market or exchange), there is liquidated damages, which are payable in cash or series A preferred stock, as the investor shall request, but not more than 12% of the purchase price of the securities.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (i.e., there are no cash settled "top-off" or "make-whole" provisions).
There are no such provisions in the agreement.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no specific provisions or circumstances in the contract that would require net-cash settlement.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

There is no requirement in the contract to post collateral at any point or for any reason.	No collateral is required.

Securities and Exchange Commission
May 29, 2008

The Warrants permit, but do not require, the holder to execute a “cashless” exercise if the common shares underlying the warrants are not registered. From the Company’s perspective, although the Company cannot control the ability to deliver registered shares, as implicitly required by the registration rights agreement, it can alternatively deliver unregistered shares and pay the liquidated damages imposed by the registration rights agreement. Those liquidated damages are payable in additional shares of series A preferred stock (not in cash) and are capped at 1,770,000 shares. Because these liquidated damages represent a maximum of 12% of the number of shares of series A preferred stock sold to the investors (14,787,135 shares) and represent approximately 5.3% of the total shares of common stock issuable by the investors on conversion of the series A preferred stock and exercise of the warrants (33,616,891 shares), we believe that they represent no more than a reasonable discount for the difference between registered and unregistered shares. In consequence, delivery of unregistered shares and payment of the additional shares as liquidated damages is not considered to be an “uneconomic settlement alternative” and therefore the ability of the Company to settle the contract in unregistered shares is considered to be met.

Form l0-KSB for the year ended December 31, 2007

Item 8A and 8A (T). Controls and Procedures, page 40

9.
We see where you have identified multiple significant deficiencies during your review of internal control structure under Sarbanes-Oxley Section 404. However, we do not see where you have concluded whether your internal control over financial reporting is effective. Please revise as appropriate.

Response: The Company will include a revised Item 8A in an amended Form 10-K.

Since the Company is looking for an effective date on or about June 4, 2008, we would appreciate any expedited treatment that you could give this filing.

Very truly yours,

/s/ Jianhua Wu
Jinhua Wu